SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: June 23, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

          Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: June 23, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

June 23, 2004

(THIS NEWS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT
FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION
IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER
OF THE SECURITIES DESCRIBED HEREIN)

IVANHOE MINES FILES PRELIMINARY PROSPECTUS
FOR OFFERING OF COMMON SHARES

SINGAPORE — Ivanhoe Mines’ Chairman Robert Friedland and Deputy Chairman Ed Flood announced today that the company has filed a preliminary short-form prospectus in all provinces of Canada for an underwritten equity offering of common shares.

Ivanhoe plans to use the net proceeds of the offering for additional funding of exploration and development activities on its Oyu Tolgoi Project in Mongolia (including resource definition drilling, engineering and feasibility-study activities), exploration and development expenditures on its mineral projects in China, general and administrative expenditures, and working capital.

These securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

Information contacts
Investors: Bill Trenaman +1.604.688.5755
Media: Bob Williamson +1.604.688.5755